UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8841

NextEra Energy, Inc. Employee Retirement Savings Plan

(Full title of the plan)

NextEra Energy, Inc.

(Name of issuer of the securities held pursuant to the plan)

700 Universe Boulevard

Juno Beach, Florida 33408

(Address of principal executive office)

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Crowe LLP Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Employee Benefit Plans

    Administrative Committee

NextEra Energy, Inc. Employee Retirement Savings Plan

Juno Beach, Florida

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of NextEra Energy, Inc. Employee Retirement Savings Plan (the “Plan”) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of NextEra Energy, Inc. Employee Retirement Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe LLP

We have served as the Plan’s auditor since 2007.

Oak Brook, Illinois

June 20, 2023

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2022 AND 2021

	December 31, 2022
	Participant-	Nonparticipant-
	Directed	Directed	Total
ASSETS
Investments, at fair value (see Note 6)
Registered investment companies	$344,826,711	$15,229,762	$360,056,473
Collective trust funds	1,846,623,398	—	1,846,623,398
Preferred stock	978,894	—	978,894
Common stock other than NextEra Energy, Inc. common stock	413,192,778	—	413,192,778
NextEra Energy, Inc. common stock	604,716,530	1,889,263,993	2,493,980,523

Total investments, at fair value	3,210,338,311	1,904,493,755	5,114,832,066
Investments, at contract value (see Note 7)	252,202,853	—	252,202,853

Total investments	3,462,541,164	1,904,493,755	5,367,034,919

Receivables
Participant loans	68,303,528	—	68,303,528
Pending trades due from brokers	5,829,161	13,878	5,843,039
Employer contributions	—	2,823,954	2,823,954
Other receivables	856,940	245,684	1,102,624

Total receivables	74,989,629	3,083,516	78,073,145
Non-interest bearing cash	211,426	—	211,426

Total assets	3,537,742,219	1,907,577,271	5,445,319,490

LIABILITIES
Pending trades due to brokers	6,259,148	—	6,259,148
Other payables	1,366,825	49,213	1,416,038

Total liabilities	7,625,973	49,213	7,675,186

NET ASSETS AVAILABLE FOR BENEFITS	$3,530,116,246	$1,907,528,058	$5,437,644,304

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2022 AND 2021

	December 31, 2021
	Participant-	Nonparticipant-
	Directed	Directed	Total
ASSETS
Investments, at fair value (see Note 6)
Registered investment companies	$363,911,865	$11,502,602	$375,414,467
Collective trust funds	2,366,486,194	—	2,366,486,194
Preferred stock	586,959	—	586,959
Common stock other than NextEra Energy, Inc. common stock	747,495,833	—	747,495,833
NextEra Energy, Inc. common stock	787,572,292	2,320,176,800	3,107,749,092

Total investments, at fair value	4,266,053,143	2,331,679,402	6,597,732,545
Investments, at contract value (see Note 7)	272,505,589	—	272,505,589

Total investments	4,538,558,732	2,331,679,402	6,870,238,134

Receivables
Participant loans	70,465,497	—	70,465,497
Pending trades due from brokers	2,561,982	—	2,561,982
Employer contributions	—	2,133,834	2,133,834
Other receivables	717,827	521,406	1,239,233

Total receivables	73,745,306	2,655,240	76,400,546
Non-interest bearing cash	—	10,072	10,072

Total assets	4,612,304,038	2,334,344,714	6,946,648,752

LIABILITIES
Pending trades due to brokers	2,911,514	—	2,911,514
Other payables	4,497,315	92,528	4,589,843

Total liabilities	7,408,829	92,528	7,501,357

NET ASSETS AVAILABLE FOR BENEFITS	$4,604,895,209	$2,334,252,186	$6,939,147,395

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2022

	Participant-	Nonparticipant-
	Directed	Directed	Total
ADDITIONS/(DEDUCTIONS) TO/(FROM) NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments	$(769,242,940)	$(248,814,521)	$(1,018,057,461)
Interest income	9,011,013	—	9,011,013
Dividend income	22,342,141	40,136,998	62,479,139

Net investment loss	(737,889,786)	(208,677,523)	(946,567,309)
Contributions
Participant	183,092,557	—	183,092,557
Employer - NextEra Energy, Inc. common stock	—	68,607,292	68,607,292
Rollovers	19,240,757	—	19,240,757

Total contributions	202,333,314	68,607,292	270,940,606
Transfer from/to nonparticipant-directed investments	41,918,509	2,972,912	44,891,421

Total net deductions	(493,637,963)	(137,097,319)	(630,735,282)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefit payments to participants and beneficiaries	574,060,698	247,293,113	821,353,811
Management and administrative expenses	4,107,390	415,187	4,522,577
Transfer from/to participant-directed investments	2,972,912	41,918,509	44,891,421

Total deductions	581,141,000	289,626,809	870,767,809

NET DECREASE	$(1,074,778,963)	$(426,724,128)	$(1,501,503,091)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2021	$4,604,895,209	$2,334,252,186	$6,939,147,395

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2022	$3,530,116,246	$1,907,528,058	$5,437,644,304

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

1. Description of the Plan

The following description of the NextEra Energy, Inc. Employee Retirement Savings Plan (the Plan) provides only general information. Participating employees (Participants) should refer to the Summary Plan Description (SPD) (as updated periodically through Summaries of Material Modifications) for a more complete description of the Plan and up-to-date information regarding participating subsidiaries and vesting, employer contribution and employee contribution schedules.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan includes a cash or deferred arrangement (Pretax Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code). The Pretax Option permits Participants to defer federal income taxes on their contributions (Pretax Contributions) until such contributions are distributed from the Plan.

Most employees of NextEra Energy, Inc. (the Company/Employer) and its subsidiaries are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service with the Company or its subsidiaries or on the first day of any payroll period thereafter.

The Plan contains employee stock ownership plan (ESOP) provisions. The ESOP component is a stock bonus plan within the meaning of U.S. Treasury Regulation Section 1.401-1(b)(1)(iii), which is qualified under Section 401(a) of the Code and is designed to invest primarily in the common stock, par value $.01 per share, of the Company (Company Stock).

The Plan has a dividend payout program which enables Participants to choose how their dividends on certain shares of Company Stock held in the Plan are to be paid. The options available to Participants include reinvestment of dividends in Company Stock or distribution of dividends in cash.

Trustee

Fidelity Management Trust Company (Trustee) administers the NextEra Energy, Inc. Employee Retirement Savings Plan Trust (Trust) established to hold the assets and liabilities of the Plan.

Administration of the Plan

The Plan is intended to qualify as a participant-directed account plan under Section 404(c) of ERISA. The Employee Benefits Advisory Committee (EBAC) acts on behalf of the Company as the Plan Sponsor, as defined by ERISA. The Employee Benefit Plans Administrative Committee (as appointed by EBAC) is the named fiduciary responsible for the general operation and administration of the Plan (but not management or control of Plan assets), and the Employee Benefit Plans Investment Committee (as appointed by EBAC) is the named investment fiduciary, but is not directly responsible for the management and control of the Plan assets. Fidelity Workplace Services LLC (Fidelity) provides recordkeeping services with respect to the Plan.

Employee Contributions

The Plan allows for combined pretax and/or Roth after-tax contributions by eligible employees up to the limit under Code Section 402(g), in whole percentages of up to 50% of their eligible earnings, as defined by the Plan (50% Limit). In addition, eligible employees age 50 or older who contributed the maximum annual amount allowable under the pretax and/or Roth after-tax options in the Plan have the option of contributing an additional pretax catch-up contribution or Roth catch-up contribution in accordance with Code Section 414(v). The Plan also allows for traditional after-tax contributions up to the 50% Limit. Participants may also make rollover contributions which represent distributions from other qualified plans or individual retirement accounts.

Eligible employees are automatically enrolled in Pretax Contributions unless such employees revoke or modify their Pretax Contribution election within 60 days of their date of hire or rehire. The Plan also has an automatic increase feature whereby eligible employees’ deemed Pretax Contributions are increased by 1% each year up to a maximum of 10% unless the eligible employee revokes or otherwise modifies their Pretax Contribution election.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Participants can change their investment elections daily and invest in any combination of different investment options offered under the Plan subject to the Plan’s limitations on investments in Company Stock and Fidelity’s excessive trading policy.

Employer Contributions

The Company provides matching contributions through the ESOP in the form of Company Stock. Participants should refer to the SPD for the employer contribution schedules.

Forfeitures

Forfeitures of nonvested Company matching contributions due to termination of employment may be used to restore amounts previously forfeited or to reduce the amount of future Company matching contributions to the Plan or may be applied to administrative expenses. Forfeitures used to reduce Employer contributions in 2022 totaled $2,972,912 and forfeitures applied to administrative fees in 2022 totaled $475,271. At December 31, 2022 and 2021, the balance of the forfeiture account was $178,330 and $133,581, respectively.

Vesting

Participants are immediately 100% vested in employee contributions. Participants should refer to the SPD for the vesting schedules for Company matching contributions. Upon death, total and permanent disability, or certain other circumstances an employee may become 100% vested. In addition, in certain circumstances, such as acquisitions or divestitures, the Plan may recognize previous service for vesting purposes.

Participant Loans

In general, Participants may borrow from their account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the account (reduced by any outstanding loans), whichever is less. The vested portion of a Participant’s account will be pledged as security for the loan. Participants may not have more than two loans outstanding from the Plan at any time. Most Participant loans have a fixed annual interest rate based on the prime rate. Loans outstanding at December 31, 2022 carry an interest rate of 3.25% to 7.25% and mature between 2023 and 2035. Participants should refer to the SPD for a description of eligible participant loans.

Benefit Payments and Withdrawals

Withdrawals by Participants from their accounts during their employment are permitted with certain penalties and restrictions. The penalties may limit a Participant’s contributions to the Plan following a withdrawal. Upon termination from employment, Participants are eligible to receive a distribution of the full value of their vested account balance. Terminated Participants can elect to receive a full payment, partial payments, or installments over a period of up to ten years.

Administrative Expenses

The Company pays a portion of the administrative expenses of the Plan. Additionally, Plan participants pay a fee of $55 per year to cover some of the administrative expenses of the Plan. All other expenses are paid directly by the Plan through forfeitures. Any fees paid directly by the Company are not included in the financial statements.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100% vested in their accounts.

Plan Merger

On March 21, 2023, the Company acquired EPP Service Company, LLC and certain affiliated renewable energy projects (EPP). EPP was previously a participating employer in a multiple employer defined contribution plan, and as such all of the EPP acquired employees accounts and outstanding balances will be merged with and into the Plan resulting in an anticipated interplan transfer of ~$3.6 MM in 2023.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are reported at fair value, except for the fully benefit-responsive investment contracts, which are reported at contract value. Fair value measurement guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy intended to disclose information about the relative reliability of fair value measurements, with the highest priority being unadjusted quoted prices in active markets for identical assets or liabilities.

In some cases, a valuation approach used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The Plan recognizes transfers into and out of fair value hierarchy levels at the beginning of the period.

The following are descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments held by the Plan.

Registered investment companies (mutual funds), Company Stock, preferred stock and common stock: Investments in shares of registered investment companies are valued at quoted market prices in active markets (Level 1 inputs), which represent the net asset value of such shares at year-end. Investments in shares of actively traded money market mutual funds are stated at the net asset value of such shares held at year-end (Level 1 inputs). Company Stock and other publicly traded common stock are valued at their quoted market price in active markets (Level 1 inputs). Certain common stock is valued at its quoted market price less a lockup discount (Level 2 inputs). Certain common stock and preferred stock are valued using significant unobservable inputs (Level 3 inputs).

Collective trust funds: The fair values of participation units held in collective trust funds are based on the net asset value per unit share reported by the fund manager as of the financial statement dates and on recent transaction prices (Level 2 inputs). Each collective trust fund provides for daily redemptions reported at net asset value per unit share, with no advance notice requirement.

The following is a description of the valuation methods and assumptions used by the Plan to report the contract value of the fully benefit-responsive synthetic guaranteed investment contracts held by the Plan.

Investment contracts (wrapper contracts): The Managed Income Fund holds fully benefit-responsive investment contracts (wrapper contracts) (see Note 7) with various insurance companies and financial institutions in order to provide Participants with a stable, fixed-rate of return on investments and protection of principal from changes in market interest rates. The crediting interest rate resets monthly and is based on an agreed upon formula with the issuers but cannot be less than zero. The key factors that influence future rates could include the following: the level of market interest rates, the difference between the fully benefit-responsive investment contracts’ book and market values, the amount and timing of Participant contributions, transfers and withdrawals into/out of the fully benefit-responsive investment contracts, and the duration of the underlying investments backing the fully benefit-responsive investment contracts.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

The Managed Income Fund is comprised of synthetic guaranteed investment contracts, each of which is valued at contract value. Each synthetic guaranteed investment contract consists of a wrapper contract and the underlying investments of the wrapper contract are primarily debt securities. The underlying investments in the Managed Income Fund include U.S. Treasury notes, asset-backed and mortgage-backed securities, corporate bonds and government agency notes. The contracts are unallocated in nature and are fully benefit-responsive. Therefore, net assets available for benefits reflects the contract value of the Managed Income Fund. There are no reserves against contract values (which represent contributions made under the contract, plus earnings, less withdrawals and administrative expenses) for credit risk of the contract issuer or otherwise. Wrapper contracts provide the Managed Income Fund with the ability to use contract value accounting to maintain a constant $1.00 unit price. Wrapper contracts also provide for the payment of participant-directed withdrawals and exchanges at contract value (principal and interest accrued to date) during the term of the wrapper contracts. However, withdrawals prompted by certain events (e.g., layoffs, retirement during specified early retirement window periods, spin-offs, sale of a division, facility closings, plan terminations, partial plan terminations, changes in law or regulation, material breach of contract responsibilities, loss of the Plan’s qualified status, etc.) may be paid at fair value which may be less than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to be paid at less than contract value is not probable. A contract issuer may terminate a wrapper contract at any time; however, if the fair value of the contract is less than the contract value, the contract issuer can either hold the contract until the fair value and contract value are equal or make up the difference between the two. If the funds in the wrapper contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

Investment Income Recognition

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the average cost method of the securities. The carrying amounts of securities held in Participants’ accounts are adjusted daily. Unrealized appreciation or depreciation is recorded to recognize changes in fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits distributed to Participants are recorded when paid.

Participant Loans

Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, and the loans are collateralized by the Participants’ account balances in the Plan. In general, repayments of principal and interest are received through payroll deductions or direct payment to the Trustee.

3. Risks and Uncertainties

Investments

The Plan, in general, is exposed to various risks, many of which are beyond the control of the Plan Sponsor. Some such risks include risks around investment securities such as interest rate, credit, liquidity, global events and overall market volatility, which could result in changes in the value of such securities. Due to the level of risk associated with certain types of investment securities, it is at least reasonably possible that changes in the values of the investment securities may occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

4. Nonparticipant-Directed Investments

The “Nonparticipant-Directed” net assets of the Plan and changes therein represent Employer contributions into the ESOP component of the Plan. Participants have the option to reinvest nonparticipant-directed shares daily among any of the other investment options available under the Plan.

5. Parties-In-Interest Transactions

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer, and certain others. Dividend income earned by the Plan includes dividends on Company Stock. In accordance with the Plan and the Company’s Dividend Reinvestment and Direct Stock Purchase Plan in which the Trustee participates, participants may elect to reinvest dividends in Company Stock or receive dividends in cash. During 2022, dividends on shares of Company Stock held in Participants’ accounts totaled $53,368,826.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

During 2022, employer contributions of Company Stock credited to Participant’s accounts totaled $68,607,292 which equated to 859,297 shares. Realized losses on shares of Company Stock sold by Participants during 2022 totaled $65,527,703. At December 31, 2022 and 2021, the number of shares of Company Stock held in Participants’ accounts totaled 29,832,303 and 33,287,801, respectively, with a fair value of $2,493,980,523 and $3,107,749,092, respectively.

Certain fees were paid by the Plan to the managers of the investments held in the Plan and certain Plan investments are managed by an affiliate of the Trustee or investment advisors of the Plan. These transactions qualify as party in interest transactions. The Plan also pays for various administrative expenses to service providers which constitute party-in-interest transactions. Additionally, the Plan reimburses the Company for a portion of the costs incurred in the administration of the Plan which are considered party-in-interest transactions. Participant loans held by the Plan of $68,303,528 and $70,465,497 at December 31, 2022 and December 31, 2021, respectively, are also considered party-in-interest transactions.

6. Investments

The Plan’s financial assets and other fair value measurements made on a recurring basis by fair value hierarchy level are as follows:

	December 31, 2022
	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Participant-directed investments:
Registered investment companies	$344,826,711	$—	$—	$344,826,711
Collective trust funds	—	1,846,623,398	—	1,846,623,398
Preferred stock	—	—	978,894	978,894
Common stock other than NextEra Energy, Inc. common stock	412,980,476	—	212,302	413,192,778
NextEra Energy, Inc. common stock	604,716,530	—	—	604,716,530

Total participant-directed investments	1,362,523,717	1,846,623,398	1,191,196	3,210,338,311
Nonparticipant-directed investments:
Registered investment companies	15,229,762	—	—	15,229,762
NextEra Energy, Inc. common stock	1,889,263,993	—	—	1,889,263,993

Total nonparticipant-directed investments	1,904,493,755	—	—	1,904,493,755
Total investments in the fair value hierarchy	3,267,017,472	1,846,623,398	1,191,196	5,114,832,066

Investments at contract value				252,202,853

Total investments				$5,367,034,919

	December 31, 2021
	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Participant-directed investments:
Registered investment companies	$363,911,865	$—	$—	$363,911,865
Collective trust funds	—	2,366,486,194	—	2,366,486,194
Preferred stock	—	—	586,959	586,959
Common stock other than NextEra Energy, Inc. common stock	719,047,229	26,678,455	1,770,149	747,495,833
NextEra Energy, Inc. common stock	787,572,292	—	—	787,572,292

Total participant-directed investments	1,870,531,386	2,393,164,649	2,357,108	4,266,053,143
Nonparticipant-directed investments:
Registered investment companies	11,502,602	—	—	11,502,602
NextEra Energy, Inc. common stock	2,320,176,800	—	—	2,320,176,800

Total nonparticipant-directed investments	2,331,679,402	—	—	2,331,679,402
Total investments in the fair value hierarchy	4,202,210,788	2,393,164,649	2,357,108	6,597,732,545

Investments at contract value				272,505,589

Total investments				$6,870,238,134

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

7. Managed Income Fund

The contract value of fully benefit-responsive investment contracts was $252,202,853 and $272,505,589, respectively, at December 31, 2022 and 2021. The contract value of the fully benefit-responsive investment contracts includes cash of $1,760,102 and $1,911,914, respectively, at December 31, 2022 and 2021. Pending trades due from brokers related to fully benefit-responsive investment contracts were $5,587,452 and $0, respectively at December 31, 2022 and 2021. Pending trades due to brokers related to fully benefit-responsive investment contracts were $6,259,148 and $2,217,702, respectively at December 31, 2022 and 2021. The contract value of fully benefit-responsive investment contracts excludes short term investments in registered investment companies that are not covered by the wrapper contracts. These investments are reported at fair value in the amount of $3,395,197 and $5,099,712, respectively, at December 31, 2022 and 2021.

8. Income Taxes

On June 17, 2015, the Internal Revenue Service (IRS) made a favorable determination that the Plan meets the requirements of Section 401(a) of the Code. The Plan has been amended since receiving the favorable determination letter and due to expiry of the determination letter program, no new letter is expected. The Company and the plan administrator believe that the Plan is currently designed and operated in material compliance with the applicable requirements of the Code and that the Plan continues to be tax-exempt. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan meets the requirements of Section 401(k) of the Code allowing Pretax Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. Participants are given the option to receive dividend distributions on Company Stock in cash; all vested dividends earned by Participants are deductible by the Company.

Company matching contributions to the Plan on a Participant’s behalf, the Participant’s Pretax Contributions, and the earnings thereon generally are not taxable to the Participant until such Company matching contributions, Pretax Contributions, and earnings thereon are distributed or withdrawn. Participant’s Roth after-tax contributions and the earnings thereon generally are not taxable to the Participant if made as a qualified distribution. Earnings on traditional after-tax contributions are not taxable to the Participant until distributed or withdrawn. A loan from a Participant’s account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

Accounting principles generally accepted in the United States of America require plan administrators to evaluate tax positions taken by the Plan. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, respectively, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine regulatory audits. An IRS audit for the 2019 plan year is currently in progress. The plan administrator believes it is no longer subject to tax audits for periods prior to 2019.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2022

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Cash and Cash Equivalents:
	USD (US Dollars)	1,760,102	**	$1,760,102

	Total Cash and Cash Equivalents		—	$1,760,102

	Common Stock:
	ADVANCED MICRO DEVICES INC	28,797	**	$1,865,182
	AFFIRM HOLDINGS INC	26,651	**	257,715
	ALPHABET INC CL A	255,101	**	22,507,561
	AMAZON.COM INC	231,280	**	19,427,520
	AMPHENOL CORPORATION CL A	66,253	**	5,044,503
	APPLE INC	170,847	**	22,198,151
	ARISTA NETWORKS INC	32,673	**	3,964,869
	ATLASSIAN CORP PLC CLS A	17,620	**	2,267,342
	AVANTOR INC	99,110	**	2,090,230
	BECTON DICKINSON & CO	19,012	**	4,834,752
	THE BOOKING HOLDINGS INC	1,929	**	3,887,475
	CIGNA CORP	38,070	**	12,614,114
	CADENCE DESIGN SYSTEMS INC	21,768	**	3,496,812
	CHIPOTLE MEXICAN GRILL INC	1,682	**	2,333,758
	COUPANG INC A	103,539	**	1,523,059
	DAIICHI SANKYO CO-SPON ADR	51,764	**	1,666,283
	DOLLAR GENERAL CORP	19,672	**	4,844,230
	META PLATFORMS INC CL A	32,396	**	3,898,535
	FISERV INC	100,840	**	10,191,899
	FORTINET INC	26,495	**	1,295,341
	GLOBAL PAYMENTS INC	35,856	**	3,561,218
	HASHICORP INC	11,938	**	326,385
	HUMANA INC	8,083	**	4,140,032
	IAC INC	16,236	**	720,878
	ILLUMINA INC	2,600	**	525,720
	INGERSOLL RAND INC	78,454	**	4,099,222
	INSULET CORP	8,179	**	2,407,816
	INTUIT INC	29,163	**	11,350,822
	INTUITIVE SURGICAL INC	28,255	**	7,497,464
	LILLY (ELI) & CO	16,105	**	5,891,853
	LIVE NATION ENTERTAINMENT INC	23,006	**	1,604,438
	LULULEMON ATHLETICA INC	4,158	**	1,332,140
	MASTERCARD INC CL A	25,597	**	8,900,845
	MATCH GROUP INC	21,002	**	871,373
	MICROSOFT CORP	161,019	**	38,615,577
	MONGODB INC CL A	7,335	**	1,443,821
	MONSTER BEVERAGE CORP	35,793	**	3,634,063
	NETFLIX INC	13,692	**	4,037,497
	NIKE INC CL B	19,352	**	2,264,378
	NVIDIA CORP	41,978	**	6,134,665
	OLD DOMINION FREIGHT LINES INC	3,955	**	1,122,350
	PELOTON INTERACTIVE INC CL A	140,508	**	1,115,634
	RIVIAN AUTOMOTIVE INC	237,356	**	4,374,471
	ROSS STORES INC	64,838	**	7,525,747
	SALESFORCE INC	33,472	**	4,438,052
	SERVICENOW INC	12,509	**	4,856,869
	STRYKER CORP	31,816	**	7,778,694
	TRADE DESK INC	21,011	**	941,923
	UNITEDHEALTH GROUP INC	30,309	**	16,069,225
	VERTEX PHARMACEUTICALS INC	10,900	**	3,147,702
	VISA INC CL A	38,633	**	8,026,391
	ACCENTURE PLC CL A	6,452	**	1,721,651
	ASML HLDG NV (NY REG SHS) NEW YORK REGISTERED SHARES	12,079	**	6,599,966
	SPOTIFY TECHNOLOGY SA	21,242	**	1,677,056
	STRIPE INC CLASS B PP	9,148	**	205,098
	MAGIC LEAP INC A	719	**	7,204
	WIX.COM LTD	61,464	**	4,722,279
	ELASTIC NV	56,107	**	2,889,511
	WYNDHAM HOTELS & RESORTS INC	43,943	**	3,133,575
	WARNER MUSIC GRP CORP CL A	124,230	**	4,350,535
	WESTINGHOUSE AIR BRAKE TECH CORP	68,031	**	6,790,174
	VIMEO INC	316,605	**	1,085,955
	TWIST BIOSCIENCE CORP	43,396	**	1,033,259
	SITEONE LANDSCAPE SUPPLY INC	29,271	**	3,434,074

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2022

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	PELOTON INTERACTIVE INC CL A	160,134	**	1,271,464
	PAPA JOHNS INTL INC	50,529	**	4,159,042
	PACIFIC BIOSCIENES OF CALI INC	456,633	**	3,735,258
	OKTA INC CL A	27,736	**	1,895,201
	NEW YORK TIMES CO CL A	251,684	**	8,169,663
	MARKETAXESS HLDGS INC	13,785	**	3,844,499
	LYFT INC	123,419	**	1,360,077
	LENDINGCLUB CORP	242,112	**	2,130,586
	LATTICE SEMICONDUCTOR CORP	35,168	**	2,281,700
	LPL FINL HLDGS INC	17,680	**	3,821,886
	HOWMET AEROSPACE INC	101,224	**	3,989,238
	GROCERY OUTLET HOLDING CORP	165,364	**	4,826,975
	GRACO INC	75,448	**	5,074,631
	FMC CORP NEW	30,007	**	3,744,874
	ASPEN TECHNOLOGY INC	21,283	**	4,371,528
	DOLBY LABORATORIES INC CL A	37,325	**	2,632,906
	COUPA SOFTWARE INC	49,598	**	3,926,674
	CHARLES RIVER LABS INTL INC	28,045	**	6,111,005
	AZENTA INC	69,072	**	4,021,371
	BIO TECHNE CORP	62,829	**	5,207,267
*	NEXTERA ENERGY, INC. (PARTICIPANT-DIRECTED)	7,233,451	**	604,716,530
*	NEXTERA ENERGY, INC. (NONPARTICIPANT-DIRECTED)	22,598,852	$374,421,742	1,889,263,993

	Total Common Stock		$374,421,742	$2,907,173,301

	Preferred Stock:
	NURO INC/CA SER C PC PP	47,663	**	$363,669
	SILA NANOTECHNOLOGIES INC SER F 0% PC PP	9,212	**	287,138
	RAPPI INC SER E PFD PERP PP	9,111	**	328,087

	Total Preferred Stock		—	$978,894

	Collective Trust Funds:
*	BLACKROCK RUSSELL 2000 INDEX FUND M	1,213,301	**	$30,271,868
*	BTC ACWI EX US IMI M	2,443,327	**	36,571,475
*	BTC EQUITY INDEX J	13,518,068	**	243,014,307
*	BTC RUSSELL 3000 M	5,041,972	**	111,732,611
*	BTC US DEBT INDEX M	4,018,635	**	45,055,328
*	COHEN & STEERS US REALTY SHARES B	2,880,477	**	50,926,830
*	LS CORE PL FXINC D	3,438,331	**	52,606,463
*	PIMCO DIVERSIFIED REAL ASSET TRUST	1,101,390	**	18,943,907
*	VANGUARD TARGET RETIREMENT 2020 TRUST PLUS	488,563	**	29,685,116
*	VANGUARD TARGET RETIREMENT 2025 TRUST PLUS	4,107,809	**	266,514,655
*	VANGUARD TARGET RETIREMENT 2030 TRUST PLUS	1,174,995	**	80,863,154
*	VANGUARD TARGET RETIREMENT 2035 TRUST PLUS	4,316,134	**	315,725,225
*	VANGUARD TARGET RETIREMENT 2040 TRUST PLUS	651,792	**	49,972,861
*	VANGUARD TARGET RETIREMENT 2045 TRUST PLUS	2,825,157	**	222,198,583
*	VANGUARD TARGET RETIREMENT 2050 TRUST PLUS	485,612	**	38,295,352
*	VANGUARD TARGET RETIREMENT 2055 TRUST PLUS	1,006,460	**	79,268,792
*	VANGUARD TARGET RETIREMENT 2060 TRUST PLUS	315,778	**	14,980,526
*	VANGUARD TARGET RETIREMENT 2065 TRUST PLUS	402,120	**	11,782,111
*	VANGUARD TARGET RETIREMENT INCOME TRUST PLUS	1,787,278	**	84,842,068
*	BLACKROCK RUSSELL 2000 ALPHA TILTS FUND F	3,234,231	**	54,581,207
*	SSBK GOVERNMENT STIF FUND (US LARGE CAP GROWTH FUND)	6,825,718	**	6,825,718
*	SSBK STIF FUND (SMALL MID CAP GROWTH FUND)	1,965,241	**	1,965,241

	Total Collective Trust Funds		—	$1,846,623,398

	Registered Investment Companies:
*	AF EUROPAC GROWTH R6	1,391,357	**	$68,218,234
*	EATON VANCE FLOATING-RATE & HIGH INCOME FUND R6	2,381,541	**	19,123,773
*	JPM EQUITY INCOME R6 FUND	5,360,720	**	120,991,461
*	VANGUARD VMMR-FED MONEY MARKET	131,071,368	**	131,071,368
*	FIDELITY INSTITUTIONAL CASH PORTFOLIO (NEXTERA ENERGY, INC. PARTICIPANT-DIRECTED)	2,026,678	**	2,026,678
*	FIDELITY INSTITUTIONAL CASH PORTFOLIO (NEXTERA ENERGY, INC. NONPARTICIPANT-DIRECTED)	15,229,762	$ 15,229,762	15,229,762
*	FIDELITY INSTITUTIONAL CASH PORTFOLIO (MANAGED INCOME FUND)	3,395,197	**	3,395,197

	Total Registered Investment Companies		$ 15,229,762	$360,056,473

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2022

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	U.S. Treasury Notes:
	UST NOTES 1.375% 08/31/2023	4,305,100	**	$4,228,853
	UST NOTES 2% 08/15/2025	21,955,500	**	20,897,512
	UST NOTES 1.625% 09/30/2026	1,354,000	**	1,244,426
	UST NOTES 0.375% 04/30/2025	9,700,500	**	8,859,452
	UST NOTES 0.125% 08/15/2023	300	**	2,779
	UST NOTES 0.25% 05/15/2024	1,837,800	**	1,730,354
	UST NOTES 0.625% 07/31/2026	1,572,400	**	1,393,537
	UST NOTES 0.75% 08/31/2026	3,257,000	**	2,892,208
	UST NOTES 0.375% 10/31/2023	2,500,000	**	2,412,462
	UST NOTES 1.125% 10/31/2026	1,000,000	**	896,361
	UST NOTES 1.25% 12/31/2026	23,903,500	**	21,407,413
	UST NOTES 0.75% 12/31/2023	5,425,000	**	5,215,082
	UST NOTES 1.125% 01/15/2025	13,980,600	**	13,158,585
	UST NOTES 0.875% 01/31/2024	5,425,000	**	5,225,110
	UST NOTES 1.5% 02/29/2024	4,214,000	**	4,083,378
	UST NOTES 2.5% 03/31/2027	32,309,800	**	30,526,982
	UST NOTES 2.625% 04/15/2025	8,176,000	**	7,914,751
	UST NOTES 3% 07/31/2024	2,108,000	**	2,082,588
	UST NOTES 3.125% 08/15/2025	2,590,800	**	2,545,883
	UST NOTES 3.5% 09/15/2025	3,683,900	**	3,648,689
	UST NOTES 4.125% 10/31/2027	1,425,800	**	1,441,053
	UST NOTES 4.5% 11/15/2025	4,596,500	**	4,651,006
	UST NOTES 3.875% 11/30/2027	4,951,000	**	4,940,790
	UST NOTES 4% 12/15/2025	6,300,000	**	6,259,641

	Total U.S. Treasury Notes		—	$157,658,895

	Government Agency Notes:
	NYS UDC 2.7% 3/15/2023	630,000	**	$632,751
	NYS UDC 2.67% 3/15/2023	775,000	**	778,271
	NYC TFA (PIT) 2.05% 8/1/2023	165,000	**	164,051
	NYC TFA (PIT) 2.85% 2/1/2024	155,000	**	153,736
	CA ST 2.40% 10/1/2025	440,000	**	417,748

	Total Government Agency Notes		—	$2,146,557

	Mortgage Backed Securities:
	WFCM 2016-C34 A2 2.603% 06/49	68,906	**	$68,736
	WELLS FARGO COML MTG TR 15-C27 ASB 3.278% 02/15/2048	149,597	**	145,823
	WFRBS COML MTG TR 2014-C23 ASB 3.636% 10/15/2057	69,394	**	68,393
	WFRBS COML MTG TR 2013-C16 3.963% 09/15/2046	15,566	**	15,509
	WFRBS COML MTG TR 2013-C16 A5 4.415% 09/15/2046	312,000	**	309,688
	WFRBS COML MTG TR 2014-C22 ASB 3.464% 09/15/2057	193,806	**	190,556
	WFRBS COML MTG TR 2014-C20 ASB 3.638% 05/15/2047	41,683	**	41,227
	SREIT TR 2021-MFP 1ML+73.08 11/15/2038 144A	297,000	**	286,349
	OPG TR 2021-PORT 1ML+49.8 10/15/2036 144A	500,323	**	479,183
	MORGAN STANLEY CAP I TR 2019-MEAD 3.17% 11/10/2036144A	374,000	**	348,259
	MSBAM 2016-C28 3.272% 01/15/49	135,491	**	128,319
	MORGAN STANLEY BK AMER MERRILL LYNCH TR 2015-C21 ASB 3.15% 03/15/2048	32,742	**	31,894
	MSBAM 2014-C17 ASB 3.477% 8/47	183,399	**	180,912
	MORGAN STANLEY BK AMER MERRILL LYNCH TR 2014-C16 ASB 3.477% 06/15/2047	83,324	**	82,004
	MSBAM 2013-C13 ASB 3.557% 11/15/2046	56,270	**	56,027
	MSBAM 2015-C22 ASB 3.04% 04/15/48	59,720	**	58,208
	LIFE FINANCIAL SERVICES TRUST 2022 TSFR1M+129.52405/15/2039 144A	459,000	**	448,721
*	JPMCC COML MTG SECS TR 2016-JP4 A2 2.984% 12/15/2049	31,148	**	31,160
*	JPMBB COML MTG SECS TR 2014-C22 3.8012% 09/15/2047	253,000	**	245,612
*	JP MORGAN CHASE COML MTG SECS TR 2013-C10 A5 3.1425% 12/15/2047	87,361	**	87,396
	GS MTG SECS TR 2014-GC20 AAB 3.655% 04/10/2047	23,988	**	23,712
	GS MTG SECS TR 2014-GC18 AAB 3.648% 01/10/2047	16,652	**	16,533
	GS MTG SECS TR 2015-GC28 AAB 3.206% 02/10/2048	110,650	**	108,087
	GS MTG SECS TR 2015-GC32 AAB 3.513% 07/10/2048	105,930	**	103,057
	GS MTG SECS TR 2014-GC26 AAB 3.365% 11/10/2047	131,827	**	129,212
	GNII II 4% 04/20/2047#MA4383	182,706	**	176,303
	FNMA 6.50% 8/36 #AE0746	13,828	**	14,537
	FNMA 6.50% 12/35 #AD0723	18,658	**	19,616
	FNMA 20YR 4% 04/01/2038#MA3337	291,270	**	283,232
	FNMA 20YR 3% 07/01/2036#MA2672	781,989	**	733,251
	FNMA 20YR 3.00% 11/32 #MA1237	694,131	**	656,293
	FNMA 6.50% 8/36 #888544	15,919	**	16,748
	FNMA 6.50% 8/36 #888034	4,333	**	4,544
	FNMA 20YR 3% 12/01/2040#FM4711	578,097	**	530,144
	FNMA 20YR 3% 12/01/2040#FM4710	472,564	**	433,365
	FNMA 15YR 4% 02/01/2034#FM3001	450,121	**	443,825

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2022

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	FNMA 15YR 4% 03/01/2034#FM2867	1,020,630	**	1,006,353
	FNMA 15YR 3.5% 10/01/2034#FM1579	80,870	**	78,154
	FNMA 15YR 3.5% 09/01/2034#FM1578	133,671	**	129,181
	FNMA 15YR 3.5% 09/01/2034#FM1577	294,528	**	284,636
	FNMA 30YR 4.5% 09/01/2049#FM1534	350,857	**	347,514
	FNMA 20YR 4.5% 08/01/2039#FM1353	57,306	**	56,487
	FNMA 20YR 4.5% 06/01/2039#FM1045	21,973	**	21,659
	FNMA 20YR 4.5% 03/01/2039#FM1774	44,868	**	44,227
	FNMA 15YR 3.5% 02/01/2035#FM0065	382,768	**	369,673
	FNMA 15YR 3% 12/01/2032#BM5109	862,351	**	824,028
	FNMA 15YR 3% 02/01/2033#BM5108	865,415	**	823,981
	FNMA 6.50% 7/35 #745092	3,604	**	3,801
	FNMA 6.50% 12/32 #735415	3,341	**	3,507
	FEDERAL HOME LN MTG MLT CTF GT 5.0% 02/15/2040	59,164	**	59,657
	FEDERAL NAT MTG ASN GTD REM 2011-26 PA 4.5% 04/25/2041	89,537	**	89,210
	FNMA 15YR 2.5% 10/01/2031#AS8010	172,746	**	162,075
	FNMA 15YR 4.5% 11/01/2025#AL8242	18,150	**	18,091
	FNMA 20YR 2.5% 01/01/2033#AL2976	45,991	**	42,692
	FNMA 20YR 2.5% 01/01/2033#AL2975	86,041	**	79,870
	FNMA 20YR 2.5% 01/01/2033#AL2974	73,784	**	68,261
	FNMA 20YR 2.5% 01/01/2033#AL2982	58,357	**	54,172
	FNMA 6.50% 7/32 #545762	3,250	**	3,412
	FNMA 6.50% 7/32 #545759	5,794	**	6,084
	FREDDIE MAC REMICS 3% 10/25/2048	307,811	**	283,191
	FEDERAL HOME LN MTG MLT CTF GT 3% 07/25/2039	288,504	**	270,531
	FEDERAL HOME LN MTG MLT CTF GT 2019-4872 AB 4% 08/15/2047	210,372	**	205,827
	FEDERAL HOME LN MTG MLT CTF GT 4% 07/15/2047	216,878	**	212,263
	FEDERAL HOME LN MTG MLT CTF GT 4847 CA 3.5% 11/15/2045	142,389	**	139,421
	FEDERAL HOME LN MTGE CORP 4765 QA 3% 02/15/2046	321,345	**	303,262
	FEDERAL HOME LN MTG MLT CTF GT K727 A2 2.946% 07/25/2024	569,827	**	554,618
	FREDDIE MAC REMICS 2018-4766 MA 3.5% 02/15/2046	322,379	**	309,790
	FHR 4683 EA 2.5% 05/47	338,517	**	317,868
	BX COMMERCIAL MORTGAGE TRUST 2021-PAC 1ML+71.21 10/15/2036 144A	325,000	**	312,726
	BX TR 2021-ACNT 1ML+85 11/15/2026 144A	317,000	**	305,731
	BX 2021-BXMF 1ML+64 10/15/2026 144A	299,000	**	287,325
	BX COMMERCIAL MORTGAGE TRUST 22-LP2 A TSFR1M+96.2702/15/2039 144A	380,640	**	367,724
	BENCHMARK MTG TR 2018-B2 A2 3.6623% 02/15/2051	230,127	**	226,922
	BENCHMARK MORTGAGE TRUST 2018-B7 A2 4.377% 05/15/2053	328,000	**	325,161
	BENCHMARK MTG TR 2018-B8 A2 4.149% 01/15/2052	178,173	**	176,617
	COMM 2015-CR22 ASB MTG TR 3.144% 03/10/2048	92,267	**	90,425
	COMM 2015-CCRE23 MORTGAGE TRUST 3.257% 05/10/2048	110,650	**	108,163
	COMM 2015-CCRE26 MTG TR 3.373% 10/10/2048	87,866	**	85,590
	CSAIL 2017-CX9 A2 3.0538% 09/15/2050	54,059	**	54,082
	COMM 2013-CCRE7 MTG TR 3.213% 03/10/2046	211,593	**	210,750
	CSAIL 2015-C2 COML MTG TR 3.2241% 06/15/2057	109,211	**	106,694
	CGCMT 13-GC11 A4 3.093% 04/46	68,256	**	68,202
	CITIGROUP COML MTG TR 13-GC17 4.131% 11/10/2046	249,000	**	246,264
	CITIGROUP COML MTG TR 2014-GC21 3.477% 05/10/2047	44,101	**	43,557
	CITIGROUP COML MTG TR 2014-GC23 A3 3.356% 07/10/2047	282,631	**	273,346
	CITIGROUP COML MTG TR 2016-GC36 AAB 3.368% 02/10/2049	177,377	**	171,412
	CSAIL 2019-C15 COML MTG TR 3.4505% 03/15/2052	322,022	**	312,997
	ELP COMMERCIAL MORTGAGE TRUST 2021-ELP 1ML+70.1 11/15/2036 144A	444,000	**	427,228
	FHLG 5.50% 3/34 #G01665	20,402	**	21,009
	FHLG 7.50% 7/34 #G02115	28,743	**	30,305
	FHLG 25YR 5.50% 7/35 #G05815	13,400	**	13,790
	FHLG 15YR 3% 05/01/2033#G16550	271,733	**	258,608
	FHLG 20YR 3.5% 06/01/2032#C91456	193,356	**	185,956
	FHLG 15YR 2.5% 12/01/2031#SB0093	382,286	**	358,671
	FHLG 15YR 3% 02/01/2034#SB0179	379,898	**	361,234
	FHLG 15YR 3% 03/01/2033#SB0181	677,116	**	644,697
	FHLG 15YR 3.5% 04/01/2034#SB0378	327,793	**	317,194
	FHLG 5.50% 5/34 #Z40042	150,451	**	154,650
	FHLG 20YR 3% 11/01/2033#G30872	239,391	**	226,170
	FHLG 20YR 3.5% 05/01/2038#G31067	100,228	**	96,392
	FEDERAL NAT MTG ASN GTD REM PA 2012-149 DA 1.75% 01/25/2043	25,871	**	23,542
	FNR 2013-16 GP 3% 1/1/33	67,719	**	65,479
	FEDERAL NAT MTG ASN GTD REM PA 1.85% 05/25/2033	202,447	**	183,236
	FEDERAL NAT MTG ASN GTD REM PA 3.0% 06/25/2043	174,989	**	164,522
	FNR 2015-49 LE 3% 07/45	169,521	**	160,481

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2022

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	FEDERAL NAT MTG ASN GTD REM PA 3.0% 04/25/2044	89,006	**	84,291
	FEDERAL NAT MTG ASN GTD REM PA 2.5% 05/25/2045	367,544	**	340,072
	FEDERAL NAT MTG ASN GTD REM PA 2015-28 JE 3.0% 05/25/2045	303,851	**	287,915
	FNR 2015-42 LE 3.0% 06/25/45	215,482	**	204,182
	FNR 2015-54 GA 2.5% 07/25/2045	145,865	**	137,739
	FNR 2016-26 CG 3% 05/46	461,051	**	436,130
	FNR 2016-19 AH 3% 04/46	172,905	**	163,448
	FNR 2016-27 HK 3% 01/25/2041	252,726	**	238,543
	FNR 2016-27 KG 3% 01/40	116,612	**	110,099
	FNR 2016-37 BK 3% 06/25/46	495,349	**	468,934
	FNR 2016-34 GH 3% 06/46	435,677	**	412,405
	FEDERAL NATL MTG AS GTD RE PTT 2016-105 PA 3.5% 04/25/2045	145,802	**	140,256
	FNR 2016-100 P 3.5% 11/44	228,404	**	218,718
	FNR 2017-20 AP 3.5% 03/25/2045	326,151	**	313,040
	FEDERAL NAT MTG ASN GTD REM PA 2017-11 HA 3.5% 12/25/2045	278,418	**	267,221
	FANNIE MAE 2017-74 PA 3.5% 11/25/2045	262,222	**	250,358
	FEDERAL NAT MTG ASN GTD REM 2017-97 P 3% 01/25/2047	304,183	**	281,079
	FEDERAL NAT MTG ASN GTD REM PA 2018-3 LP 3% 02/25/2047	459,404	**	428,912
	FNR 2018-16 NB 3.25% 12/25/2044	53,301	**	52,167
	FEDERAL NATL MTG AS GTD RE PTT 2018-11 LA 3.5% 07/25/2045	191,939	**	185,037
	FEDERAL NAT MTG ASN GTD REM PA 3.5% 02/25/2046	207,713	**	202,328
	FNMA GTD MTG PASS THRU CTF 3.5% 10/25/2044	236,620	**	229,832
	FEDERAL NAT MTG ASN GTD REM PA 3% 03/25/2048	649,730	**	608,652
	FEDERAL NAT MTG ASN GTD REM PA 2019-14 DA 4% 03/25/2048	133,238	**	129,901
	FEDERAL NAT MTG ASN GTD REM PA 4% 11/25/2048	154,320	**	148,983
	FEDERAL NAT MTG ASN GTD REM PA 2019-38 AB 3% 07/25/2039	371,367	**	347,995
	FEDERAL NAT MTG ASN GTD REM PA 2.5% 10/25/2039	201,692	**	182,019
	FEDERAL NAT MTG ASN GTD REM PA 2% 06/25/2035	527,899	**	485,016
	FNMA 5.50% 11/34 #310105	107,278	**	110,139
	FEDERAL HOME LN MTG MLT CTF GT 4135 AB 1.75% 06/15/2042	20,384	**	18,534
	FEDERAL HOME LN MTG MLT CTF GT 2013-K035 A2 3.458% 08/25/2023	910,896	**	905,029
	FEDERAL HOME LN MTG MLT CTF GT 3.0% 05/15/2045	148,808	**	140,715
	FREDDIE MAC 4656 PA 3.5% 10/15/2045	200,794	**	192,029

	Total Mortgage Backed Securities		—	$30,358,501

	Asset Backed Securities:
	AMERICAN EXPRESS CR ACC MST TR 0.9% 11/15/2026	862,000	**	$800,560
	AMERICAN EXPRESS CR ACC MST TR 3.39% 05/15/2027	800,000	**	778,310
	AMERICAN EXPRESS CR ACC MST TR 3.75% 08/15/2027	660,000	**	646,822
	AMERICAN EXPRESS CR ACC MST TR 4.95% 10/15/2027	408,000	**	412,259
	BA CR CARD TR 0.34% 05/15/2026	983,000	**	940,669
	BA CR CARD TR 0.44% 09/15/2026	760,000	**	716,610
	BA CR CARD TR 3.53% 11/15/2027	747,000	**	728,103
	BA CR CARD TR 5% 04/15/2028	460,000	**	467,284
	CAPITAL ONE MULTI-ASST EXEC TR 1.04% 11/15/2026	874,000	**	816,790
	CAPITAL ONE MULTI-ASST EXEC TR 2.8% 03/15/2027	1,329,000	**	1,276,296
	CAPITAL ONE MULTI-ASST EXEC TR 3.49% 05/15/2027	800,000	**	779,782
	CAPITAL ONE MULTI-ASST EXEC TR 4.95% 10/15/2027	583,000	**	589,233
	CARMAX AUTO OWNER TR 2020-4 0.5% 08/15/2025	338,173	**	328,843
	CHASE ISSUANCE TR 3.97% 09/15/2027	619,000	**	607,153
	DELL EQUIPMENT FINANCE TRUST 2021-1 0.43% 05/22/2026 144A	303,000	**	297,308
	DELL EQUIPMENT FINANCE TRUST 2020-2 0.57% 10/23/2023 144A	163,101	**	161,543
	DISCOVER CARD EXECUTION NT TR 0.58% 09/15/2026	730,000	**	679,373
	DISCOVER CARD EXECUTION NT TR 1.96% 02/15/2027	431,000	**	406,856
	DISCOVER CARD EXECUTION NT TR 3.32% 05/15/2027	670,000	**	648,824
	DISCOVER CARD EXECUTION NT TR 3.56% 07/15/2027	622,000	**	605,275
	DISCOVER CARD EXECUTION NT TR 5.03% 10/15/2027	574,000	**	581,474
	FORD CR FLOORPLN MAST OWN TR A 0.7% 09/15/2025	652,000	**	631,150
	FORD CR AUTO OWNER TR 2019-1 A 3.52% 07/15/2030 144A	550,000	**	540,112
	GMF FLOORPLAN OWNER REVOLVING TR 0.68% 08/15/2025 144A	294,000	**	285,559
	GMF FLOORPLAN OWNER REVOLVING TR 0.69% 10/15/2025 144A	653,000	**	629,447
	HYUNDAI AUTO RECEIVABLES TR 2020-C 0.38% 05/15/2025	406,750	**	396,150
	SANTANDER RETAIL AUTO LEASE TR 2020-B 0.57% 04/22/2024 144A	598,183	**	587,055
	SANTANDER RETAIL AUTO LEASE TR 2021-A 0.51% 07/22/2024 144A	411,000	**	400,659
	VERIZON MASTER TRUST 2021-1 A 0.5% 05/20/2027	561,000	**	527,140
	VERIZON MASTER TRUST 2021-1 A 0.99% 04/20/2028	860,000	**	802,244
	VERIZON MASTER TRUST 3.72% 07/20/2027	319,000	**	314,525

	Total Asset Backed Securities		—	$18,383,408

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2022

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Corporate Bonds:
	BANK OF AMERICA CORPORATION 3.559/VAR 04/23/2027	510,000	**	$481,294
	BANK OF AMERICA CORPORATION SOFR+0 02/04/2028	700,000	**	629,010
	BANK OF AMERICA CORPORATION 4.948/VAR 07/22/2028	500,000	**	499,289
	BANK OF MONTREAL QUE 1.85% 05/01/2025	800,000	**	749,750
	BANK OF MONTREAL QUE 0.949%/VAR 01/22/2027	510,000	**	452,417
	BANK OF NEW YORK MELLON 5.224%/VAR 11/21/2025	410,000	**	413,444
	BANK NEW YORK MELLON CORP 1.6% 04/24/2025	293,000	**	273,126
	BANK NEW YORK MELLON CORP 4.414%/VAR 07/24/2026	510,000	**	511,949
	BANQUE FED CRED MUTUEL PARIS 4.524% 07/13/2025 144A	526,000	**	527,827
	BANQUE FED CRED MUTUEL PARIS 1.604% 10/04/2026 144A	510,000	**	445,595
	BERKSHIRE HATHAWAY INC DEL 2.75% 03/15/2023	320,000	**	321,221
	CANADIAN IMPERIAL BK OF COMM 3.945% 08/04/2025	569,000	**	564,895
	CANADIAN IMPERIAL BK OF COMM 3.45% 04/07/2027	800,000	**	758,595
	CHEVRON CORP NEW 1.141% 05/11/2023	541,000	**	534,846
	RABOBANK NEDERLAND NY BRH 1.375% 01/10/2025	510,000	**	479,399
	EQUINOR ASA 1.75% 01/22/2026	120,000	**	110,599
	GUARDIAN LIFE GLOBAL FUNDING 3.4% 04/25/2023 144A	700,000	**	701,055
	GUARDIAN LIFE GLOBAL FUNDING 1.1% 06/23/2025 144A	600,000	**	543,586
	GUARDIAN LIFE GLOBAL FUNDING 1.4% 07/06/2027 144A	800,000	**	687,356
*	JPMORGAN CHASE & CO 2.083/VAR 04/22/2026	800,000	**	745,887
*	JPMORGAN CHASE & CO 1.045%/VAR 11/19/2026	660,000	**	582,963
*	JPMORGAN CHASE & CO 0.697%/VAR 03/16/2024	780,000	**	773,404
*	JPMORGAN CHASE & CO 1.578%/VAR 04/22/2027	510,000	**	449,688
*	JPMORGAN CHASE & CO 0.824/VAR 06/01/2025	587,000	**	547,583
*	JPMORGAN CHASE & CO SOFR 1.47%/VAR 09/22/2027	730,000	**	635,001
*	JPMORGAN CHASE & CO 2.947%/VAR 02/24/2028	604,000	**	552,665
*	JPMORGAN CHASE & CO 4.851%/VAR 07/25/2028	500,000	**	497,937
	MASSMUTUAL GLOBAL FDG II 4.15% 08/26/2025 144A	519,000	**	515,168
	METROPOLITAN LIFE GLBL FDG I 3.45% 12/18/2026 144A	510,000	**	477,287
	METROPOLITAN LIFE GLBL FDG I 0.9% 06/08/2023 144A	473,000	**	465,420
	METROPOLITAN LIFE GLBL FDG I 4.05% 08/25/2025 144A	800,000	**	789,168
	NEW YORK LIFE GLOBAL FDG 0.85% 01/15/2026 144A	1,300,000	**	1,160,159
	NORTHWESTERN MUTUAL GLOBAL FUNDING 0.8% 01/14/2026 144A	1,200,000	**	1,066,060
	PACIFIC LIFE GF II 1.2% 06/24/2025 144A	439,000	**	398,073
	PACIFIC LIFE GF II 1.375% 04/14/2026 144A	510,000	**	451,192
	PRICOA GLOBAL FDG I 2.4% 09/23/2024 144A	651,000	**	624,542
	PROTECTIVE LIFE GLOBAL FUNDING 1.618% 04/15/2026 144A	510,000	**	459,621
	PROTECTIVE LIFE GLOBAL FUNDING 3.218% 03/28/2025 144A	154,000	**	148,026
	RGA GLOBAL FUNDING 2% 11/30/2026 144A	781,000	**	692,410
	ROYAL BANK OF CANADA 1.15% 06/10/2025	610,000	**	558,761
	ROYAL BANK OF CANADA 1.4% 11/02/2026	510,000	**	448,610
	7 ELEVEN INC 0.95% 02/10/2026 144A	229,000	**	201,409
	7 ELEVEN INC 1.3% 02/10/2028 144A	286,000	**	238,496
	STATE STREET CORP 2.203%/VAR 02/07/2028	510,000	**	462,588
	TORONTO DOMINION BANK 1.25% 09/10/2026	510,000	**	447,913
	UBS AG LON BRANCH 1.25% 06/01/2026 144A	510,000	**	446,137
	UBS AG LON BRANCH 1.375% 01/13/2025 144A	501,000	**	468,122
	USAA CAPITAL CORP 1.5% 05/01/2023 144A	150,000	**	148,840

	Total Corporate Bonds		—	$25,138,383

	Synthetic guaranteed investment contract and wrapper contracts:
	ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE GUARANTEED INVESTMENT CONTRACT		**	$16,757,007

	Total synthetic guaranteed investment contract and wrapper contracts		—	$16,757,007

*	Participant loans	3.25% - 7.25% Maturing 2023 - 2035	**	$68,303,528

	Total investments at year end		$389,651,504	$5,435,338,447

*	Party-in-interest
**	Historical cost is disclosed only for nonparticipant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 20, 2023		NextEra Energy, Inc. Employee Retirement Savings Plan
(Name of Plan)

	By:	/s/ Deborah H. Caplan
Deborah H. Caplan Chairperson of the Employee Benefit Plans Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23(a)	Consent of Crowe LLP